August 2, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE, Mail Stop 3720

Washington, D.C.  20549

Re:

American General Finance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006 (Filed February 23, 2007)

Form 10-Q for the Quarterly Period Ended March 31, 2007 (File No. 2-82985)

Dear Mr. Spirgel:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filings of American General Finance, Inc. (“AGFI”) as set forth in your letter dated July 13, 2007 (the “Comment Letter”).  We thank the Staff for its careful and thoughtful review of our filings, and we look forward to working with the Staff to appropriately address the comments.

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter.  Our responses to the comments of the Staff follow in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Information

1.

Please refer to the tables on pages 8 and 9.  Please separately disclose the information for the non-prime or sub-prime loans included in real estate and non-real estate loans.

Response:

We are primarily a non-prime or sub-prime lender with non-conforming products.  Our branch business segment customers encompass a wide range of borrowers.  They are described as prime or near-prime at one extreme and non-prime or sub-prime at the other.  These customers’ incomes are generally near the national median but vary, as do their debt-to-income ratios, employment and residency stability, and credit repayment histories.  Our centralized real estate customers are generally described as either prime or near-prime, but for reasons such as elevated debt-to-income ratios, lack of income stability, or the level of income disclosure and verification required for a conforming mortgage, as well as credit repayment history or similar measurements, they have applied for a non-conforming mortgage.

There is no industry standard definition for prime, non-prime or sub-prime categories.  Industry groups, rating agencies and government agencies use differing FICO credit score ranges and other attributes to define these categories.  We also do not evaluate or analyze our loan performance by prime, non-prime or sub-prime categories.

In addition, our lending decisions are not based primarily on FICO scores.  Although some of our customers could be considered prime if FICO score was the only criteria considered, we do not view the majority of our loans as “prime” due to the characteristics of our customers previously discussed.  As disclosed in Item 1. “Credit Risk Management” on page 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (“2006 Form 10-K”), we use credit risk scoring models to assess our risk of the customer’s unwillingness or inability to repay.

In response to the Staff’s request for non-prime or sub-prime disclosures, for informational purposes only, starting with the filing of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (“2007 Third Quarter Form 10-Q”), we will group loans into the following categories using the customer’s FICO score at the date of origination or renewal:

•

Prime:

Customer FICO score greater than or equal to 660

•

Non-prime:

Customer FICO score greater than 619 and less than 660

•

Sub-prime:

Customer FICO score less than or equal to 619

For new loans where we do not have a customer’s FICO score available to us at the time of origination or renewal, and for purchased loans, the FICO score is generally obtained within the next four months.

We will include FICO-delineated prime, non-prime and sub-prime categories when reporting operating net finance receivables and delinquency ratio for our branch business segment.  We will include the information as follows:

Branch Business Segment

As of September 30,	2007	2006
Operating net finance receivables Amount (in thousands): Real estate loans
Prime *	$	$
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	$	$

Non-real estate loans
Prime *	$	$
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	$	$

Retail sales finance
Prime *	$	$
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	$	$

As of September 30,	2007	2006
Delinquency Ratio Real estate loans
Prime *	%	%
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	%	%

Non-real estate loans
Prime *	%	%
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	%	%

Retail sales finance
Prime *	%	%
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	%	%

* - The categories prime, non-prime and sub-prime detailed above are based solely on the following FICO scores at the date of origination or renewal:

•

Prime:

Customer FICO score greater than or equal to 660

•

Non-prime:

Customer FICO score greater than 619 and less than 660

•

Sub-prime:

Customer FICO score less than or equal to 619

As noted above, our loan underwriting process does not use FICO scores as a primary determinant for credit decisions.  As a result, many loans listed in the aforementioned “prime” category might not meet many other market definitions of prime loans because of other factors, such as the borrowers’ elevated debt-to-income ratios, lack of income stability, or level of income disclosure and verification, as well as credit repayment history or similar measurements.

Additionally, starting with the filing of our 2007 Third Quarter Form 10-Q, we will include FICO-delineated prime, non-prime and sub-prime categories when reporting operating net finance receivables and delinquency ratio for our centralized real estate business segment.  We will include the information as follows:

Centralized Real Estate Business Segment

As of September 30,	2007	2006
Operating net finance receivables Amount (in thousands): Real estate loans
Prime *	$	$
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	$	$

As of September 30,	2007	2006
Delinquency Ratio Real estate loans
Prime *	%	%
Non-prime *
Sub-prime *
Other/FICO unavailable
Total	%	%

* - The categories prime, non-prime and sub-prime detailed above are based solely on FICO scores at the date of origination or renewal:

•

Prime:

Customer FICO score greater than or equal to 660

•

Non-prime:

Customer FICO score greater than 619 and less than 660

•

Sub-prime:

Customer FICO score less than or equal to 619

As noted above, our loan underwriting process does not use FICO scores as a primary determinant for credit decisions.  As a result, many loans listed in the aforementioned “prime” category might not meet many other market definitions of prime loans because of other factors, such as the borrowers’ elevated debt-to-income ratios, lack of income stability, or level of income disclosure and verification, as well as credit repayment history or similar measurements.

As discussed above, we do not analyze or measure performance using the prime, non-prime and sub-prime categories or FICO scores.  As a result, we have not embedded FICO scores in our financial reporting systems.  Therefore, we are unable to timely provide in a cost-efficient manner the requested information regarding operating net finance receivables originated, renewed, and net purchased, operating yield, and operating charge-off ratio for either the branch business segment or the centralized real estate business segment.

2.

Please refer to the line item, “Sales and principal collections of real estate loans held for sale” in the second table on page 11.  Tell us why the amounts do not equal the amounts presented in the corresponding line item in the statements of cash flows on page 63.

Response:

The line item “Sales and principal collections of real estate loans held for sale” in the table on page 11 reflects the sum of the principal portion of customer payments and the principal portion of amounts received from sales.  In the statements of cash flows, this line item reflects the sum of the principal portion of customer payments and the cash collected on the sale, including the principal and the premium (gain) or discount (loss) realized.  The amount of premium and discount is offset in the statements of cash flows on the “Net gain on sales of real estate loans held for sale” line.  Therefore, using 2006 amounts, the $8,213,965 for “Sales and principal collections of real estate loans held for sale” in the statements of cash flows and the ($142,776) for “Net gain on sales of real estate loans held for sale” equal the $8,071,189 for “Sales and principal collections of real estate loans held for sale” shown in the table on page 11.  Starting with our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”), we will change the table on page 11 to match the appropriate line items on the statements of cash flows.

Overview and Outlook, page 25

3.

Please discuss the impact that the non-prime or sub-prime loan environment had on your current operations or may have on your future operations.  Your discussion does not appear to address the risks such environment has on your operations.

Response:

After consideration of this comment in light of the information currently reported, we respectfully submit that in our 2006 Form 10-K we disclosed our results and outlook on credit quality, which included the impact of the non-prime or sub-prime loan environment.  In addition, we believe that our discussions in Item 1A. “Risk Factors” (pages 18-19) and Item 7. “Forward-Looking Statements” (page 24) disclosed important risks and factors that could cause our actual results and financial condition to differ from anticipated results.

In our outlook statements, we indicated that we anticipated moderate finance receivable growth and moderate increases in delinquency and net charge-offs.  Please compare the table of actual results below to our outlook statement:

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Net finance receivables	$24,415.0	$24,337.1
60 day+ delinquency	$511.0	$511.1
Delinquency ratio	2.05%	2.06%
Net charge-offs	$59.5	$229.6
Charge-off ratio	0.97%	0.95%

Subsequent to the filing of our 2006 Form 10-K, there have been developments affecting a number of mortgage industry participants; however, our finance receivables have demonstrated relatively stable credit quality performance as shown above.

Nevertheless, in light of recent developments in the mortgage loan market, we plan to include the following risk factor in Item 1A. “Risk Factors” of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

“Recent developments affecting the mortgage loan and U.S. residential real estate markets could adversely affect our business.

The non-prime or sub-prime mortgage loan market has been the subject of recent negative attention and has been, and may in the future become, subject to increased or changing regulation.  Market developments and regulatory changes could limit our business growth opportunities and could increase our cost of borrowing through the capital markets.  Any increased or changing regulation could also require us to devote additional resources to comply with that regulation.  Further, the recent downturn in the U.S. residential real estate market may adversely affect our results of operations.  In many cases, the decrease in property values accompanying the market downturn has put pressure on borrowers by reducing their ability to refinance their mortgages.  Defaults by borrowers could cause losses, could lead to increased claims relating to non-prime or sub-prime mortgage origination practices, and could encourage the adoption of increased regulation.  Any sustained period of significantly increased costs, delinquencies or losses could adversely affect our results of operations.”

Material Contractual Obligations Table, page 32

4.

Please include the interest payments on your long-term and short-term debts in the table.

Response:

Starting with our 2007 Form 10-K, this table will include interest payments on long-term and short-term debt.

Consolidated Statements of Income, page 61

5.

Per your MD&A on page 48, we note that other revenues include the fair value adjustments of derivatives and the translation adjustments of foreign currency denominated debt.  Please tell us in detail what these adjustments represent, the related amount of the adjustments, and the basis for your accounting.  Also, tell us why it is appropriate to classify the translation adjustments as other revenues instead of interest expense.

Response:

When we refer to the translation adjustments of foreign currency denominated debt, we are referring to the “mark-to-the-end-of-period” foreign exchange rate for each series of debt per Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (SFAS 52).  The fair value adjustments of derivatives represent the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) entries to record the change in derivative values and also include the foreign exchange mark for the foreign currency denominated interest rate swaps.  The fair value adjustments of derivatives also include the interest from both the receipt and pay sides of the interest rate swaps that are not designated as hedges under SFAS 133.  (For those swaps that are designated as hedges under SFAS 133, the interest from both the receipt and pay sides of the swaps are included in interest expense.)  The following table provides the amounts of each of these adjustments for 2006 and 2005.  The net amount equals the line item “Fair value adjustments of derivatives and translation adjustments of foreign currency denominated debt” in the Other Revenues table on page 47.

Years Ended December 31, (dollars in millions)	2006	2005
Fair value adjustments of derivatives	$214.1	$(26.6)
Foreign exchange gain (loss) of foreign currency denominated debt	(309.4)	78.1
Fair value adjustments of derivatives and translation adjustments of foreign currency denominated debt	$(95.3)	$51.5

We found no authoritative literature regarding the presentation of the foreign exchange gain/loss, but due to the foreign exchange gain (loss) of the foreign currency denominated debt being partially offset by the derivative fair value adjustments, we believe our treatment of this foreign exchange gain (loss) as other revenues is more appropriate than including the amount in interest expense.

Starting with our 2007 Form 10-K, we will include the above disclosure.

Consolidated Statements of Cash Flows, page 63

6.

We understand that your subsidiary, American General Finance Corporation, sold real estate loans to one of your subsidiaries.  Please tell us how you accounted for this transaction and how this transaction is reflected in your statements of cash flows.

Response:

The sale of receivables from American General Finance Corporation (“AGFC”) to another of our subsidiaries had no effect on AGFI’s financial statements, including the statements of cash flows.  The sale was the first step in a securitization transaction, but the securitization itself was an on-balance sheet securitization undertaken to diversify our funding sources.  Consequently, the intercompany transaction was eliminated in consolidation.

Note 2. Finance Receivables, page 67

7.

Please disclose that you had no sales of finance receivables in 2006, 2005, or 2004.  We note your disclosure on page 34.

Response:

Starting with our 2007 Form 10-K, we will include disclosure regarding sales of finance receivables within Note 2. “Finance Receivables”.

8.

Please disclose that the cash flows from finance receivables held for investment are reflected in the consolidated statements of cash flows as investing activities.

Response:

Starting with our 2007 Form 10-K, we will disclose within Note 2. “Finance Receivables” that the cash flows from finance receivables held for investment are reflected in the consolidated statements of cash flows as investing activities.

Note 2. Real Estate Loans Held for Sale, page 68

9.

Please disclose that the cash flows from loans held for sale are reflected in the consolidated statements of cash flows as operating activities.

Response:

Starting with our 2007 Form 10-K, we will disclose within Note 2. “Real Estate Loans Held for Sale” that the cash flows from loans held for sale are reflected in the consolidated statements of cash flows as operating activities.

10.

We note that you determine lower of cost or market value in aggregate.  Please tell us what is meant by “determine in aggregate” and what type of loans are aggregated.  Also, tell us and disclose whether your loans are aggregated based on individual or portfolio basis within each type of loan.

Response:

We report our real estate loans held for sale at the lower of cost or market as required by Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage Banking Activities (SFAS 65).  Loans that are viewed as a potential distressed sale (loans rejected from sale transactions, loans repurchased under warranty provisions, loans aged in inventory greater than 60 days, or loans otherwise identified by management) are compared to market on an individual loan basis and any net unrealized losses are recognized through a valuation allowance by charges to income.  Of our $1.1 billion in real estate loans held for sale at December 31, 2006, $63.2 million are being held for distressed sale with a valuation allowance of $10.2 million.

The remaining balance of loans held for sale are reported at the lower of cost or market on an aggregate basis as described under paragraph 9 of SFAS 65.  These loans are pooled together because they are homogenous loans, secured by residential one-to four-family dwellings.  The short life (average age of loans in inventory at December 31, 2006 was 31 days) of these loans means the chance of needing a lower of cost or market adjustment is very low, and the quick turnover makes it impractical to analyze them on a loan by loan basis.  Management performs this analysis on a monthly basis, and no lower of cost or market reserve was warranted as of December 31, 2006.

We will expand our disclosure on this topic starting with our 2007 Form 10-K.

Note 2. Real Estate Loans Held for Sale, page 68

Note 2. Net Service Fees from Affiliates, page 69

11.

Please tell us where the provision for the recourse is presented in your consolidated balance sheet.

Response:

The provision for sales recourse is recorded in “Other liabilities” on our consolidated balance sheet.  As of December 31, 2006, the provision was $18.7 million, or 3.3% of total other liabilities, compared to $16.2 million, or 3.4%, as of December 31, 2005.  Additional information is provided in the following table.

Years Ended December 31, Reserve for Sales Recourse ($ thousands)	2006	2005
Beginning balance	$16,200	$4,497
Provision	38,226	16,635
Realized losses	(35,682)	(4,932)
Ending balance	$18,744	$16,200

Note 6. Allowance for Finance Receivable Losses, page 79

12.

Please tell us in detail how your analyses resulted in a provision of $56.8 million in September 2005 and a $35.2 million reduction in the provision in the third quarter of 2006.

Response:

Hurricane Katrina hit the Gulf Coast states in the third quarter of 2005.  Our original estimate of total receivables impacted by Hurricane Katrina was $116 million.  This estimate was based upon all accounts within the postal zip codes that were identified by FEMA as representing impacted areas designated as “red zones.”  We established a reserve of $56.8 million, or 49.0% of the estimated impacted receivables, based upon the information available to us, including an analysis of the severe level of destruction.  This was management’s best estimate for the reserve at the time of filing our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

Due to the mass exodus of people from the impacted area, we spent the fourth quarter of 2005 and the first half of 2006 locating our customers and gathering additional loan data.  During the third and fourth quarters of 2006, our senior branch management evaluated the status of each impacted account, including information such as the account balance, lien position, state, delinquency status, payment description, type of property damage, estimated damage level, repair status, etc.  For the first time, based upon the results of this detailed account level evaluation, we had enough information available to reduce our allowance accordingly.

Per Note 6 on page 79 and MD&A on page 54, we reduced our allowance by $35.2 million during 2006 as a result of our quarterly evaluations of our loss exposure.  The $35.2 million reduction was comprised of a $21.2 million reduction in the third quarter of 2006 and a $14.0 million further reduction in the fourth quarter of 2006.

A roll forward of the Hurricane Katrina allowance follows:

(dollars in millions)
Balance as of September 30, 2005	$ 56.8
Charge-offs	(6.4)
Provision for finance receivable losses	(35.2)
Balance as of December 31, 2006	$ 15.2

The remaining provision balance of $15.2 million was 54.2% of the remaining Katrina impacted receivables of $28.2 million as of December 31, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 12. Regulatory Development, page 12

13.

Please tell us in detail the nature of your obligation and how you incurred it under the terminated mortgage services agreement.  Also, tell us how you determined the amount of the obligation under SFAS 5 and why additional disclosures are not required under paragraph 10 of SFAS 5.  In addition, tell us why it is appropriate to include the costs related to this obligation in total revenues.

Response:

From approximately July 2003 through May 2006, Wilmington Finance, Inc. (“WFI”), an indirect wholly owned subsidiary of AGFI, originated loans in the name of AIG Federal Savings Bank (“AIG Bank”), a non-subsidiary affiliate of AGFI, pursuant to a services agreement (the “Services Agreement”) between WFI and AIG Bank.  WFI was responsible for originating (directly or through third parties) and underwriting the loans made pursuant to this Services Agreement. The Services Agreement was terminated in the first quarter of 2006, but the parties have continuing obligations under it with respect to loans already made and loans that were in process when the Services Agreement was terminated.  Among other things, the Services Agreement contains indemnity and other provisions requiring WFI to reimburse AIG Bank for certain costs, including amounts that must be paid or reimbursed to customers as a result of lending activities covered by the Services Agreement.

Prior to March 31, 2007, the Office of Thrift Supervision (“OTS”) had raised concerns regarding some of the loans originated pursuant to the Services Agreement, and WFI and AIG Bank were in discussions with the OTS in an effort to resolve those concerns.  At the time of the filing of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (“2007 First Quarter Form 10-Q”), these discussions were continuing and were focusing on, among other things, financial remediation to be provided for those loans.  This financial remediation involved the application of numerical and other criteria whereby certain borrowers would be eligible to receive loans on more affordable terms and/or reimbursement for certain fees.  When we filed our 2007 First Quarter Form 10-Q, based upon the financial remediation offer made to the OTS, we believed that the loss was probable and reasonably estimable under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5).  Our estimate of the cost of implementing the financial remediation, as of the date of the filing of our 2007 First Quarter Form 10-Q, was $128 million as disclosed in Note 12. “Regulatory Development” in our 2007 First Quarter Form 10-Q.

As a result of further discussions with the OTS, which ultimately resulted in an expansion of the criteria for loans eligible for financial remediation from that contemplated by our earlier offer, on June 7, 2007, AIG Bank, WFI and AGFI entered into a Supervisory Agreement with the OTS.  The terms of the settlement are described in, and a copy of the Supervisory Agreement is filed as an exhibit to, a Current Report on Form 8-K, dated June 7, 2007, filed by AGFC and AGFI.

After consideration of this comment and careful review of paragraph 10 of SFAS 5, we respectfully submit that our disclosure is adequate given the ongoing discussions with the OTS at the time of filing our 2007 First Quarter Form 10-Q.  We recorded our best estimate of the probable loss at the time of filing.  We believe the discussion in Note 12. “Regulatory Development” on page 12 of our 2007 First Quarter Form 10-Q fulfills the requirements of paragraph 10 of SFAS 5 because the nature of the contingency and an estimate of the possible loss is disclosed.  Subsequently, after further discussions and finalization of the Supervisory Agreement, we determined what was reasonably possible and disclosed that information in the Form 8-K.  As the estimate is based on judgments and assumptions made by management, the actual cost of implementing the financial remediation plan may differ from this estimate.

We previously recorded all revenues and expenses relating to the Services Agreement as a net amount in the “Net Service Fees from Affiliates” line item.  The costs associated with the settlement represent items that would have directly impacted our return on loans sold.  Therefore, we believe it is appropriate to include the costs of these surviving obligations from the terminated Services Agreement in the “Net Service Fees from Affiliates” line item, which is part of “Total Revenue.”  All operating costs incurred as a result of the implementation of the Supervisory Agreement are reported in the appropriate expense line item, not as a reduction of revenue.

AGFI hereby acknowledges that:

•

AGFI is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

AGFI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding these responses to me at 812-468-5345 (direct fax 812-468-5990).

Sincerely,

/s/  Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer